Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

Important Legal Information Including Safe Harbor Statement

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

VNU/IMS
Analyst and Investor Presentation
11 July 2005 at 4.30pm

Welcome

Darcie Peck
Vice President, Investor Relations, IMS Health

Good afternoon, everyone, and welcome to those who are joining us here in London and to those of you who are participating in our webcast and on our conference call. Today I am pleased to have with us Rob van den Bergh, the Chief Executive Officer of VNU; David Carlucci, President and Chief Executive Officer of IMS; Nancy Cooper, the Chief Financial Officer of IMS; and Rob Ruijter, the Chief Financial Officer of VNU. Before we begin today, I would encourage you to read our Safe Harbor Statement and our Transaction Disclosure Statements, which are included in our presentation today and in our press release.

Strategic Overview

Rob van den Bergh
Chief Executive Officer, VNU

I.	Overview of the Merger

1.	Benefits

Good afternoon, ladies and gentlemen, and thank you for coming on such short notice, especially after such a dreadful week. I happy to announce that VNU and IMS Health have agreed to combine our companies. It is a perfect fit of two strong and related marketing information companies. The strategic logic to this deal is compelling and there are meaningful synergies that will allow us to accelerate earnings. Let me summarise what I see as the key benefits of this deal.

•	Merging two strong global high-growth, high-margin businesses.

•	Bringing together complementary management teams that already have worked together during this time.

•	Combining our capabilities and, importantly, accelerating our advisory services.

Analyst and Investor Presentation	VNU/IMS

•	Building on our geographic reach and global scale to serve our international clients, creating a very focused company, an almost pure-play marketing information company, serving three very interesting and key industries.

     This afternoon, you will hear very specific examples of how we work together.

2.	Highlights of the Transaction

     We offer IMS shareholders $11.25 in cash and approximately 0.6 VNU shares for each IMS share, which is a value of $28.10. As a result of this transaction, we will list VNU ADRs on the New York Stock Exchange. This deal is highly attractive financially: cash accretive in year one with improved EBIDTA margins, combined revenues of €4.7 billion, and an EBITDA of over €1 billion.

II.	Capitalising on Major Trends

1.	Demand for Insight

Especially in the last few years, our clients have been facing increasing challenges in our industries, including consumer fragmentation in the consumer packaged goods (CPG) industry, retail consolidation in pharmaceuticals and CPG, explosive growth of electronic media, increasing complexity of distribution channels, major changes in the healthcare industry, regulatory, Rx to over-the-counter (OTC), and direct to consumer. However, these challenges have driven the growth on both sides of our advisory and consulting services: for VNU, our important advisory services, the forecast model, and brand health, and for IMS in the pricing area, where they were more aggressive in building up their consulting arm through acquisitions, from which VNU can learn.

2.	Global Scale Requirement

Global scale and reach is becoming the key to success and will bring opportunities for us both. There is strength in our position in Europe and America, especially with our panel business. In Asia and Latin America, we will combine our infrastructure and leverage our assets so that we will grow more quickly. We have been working together for the past few years on multiple initiatives: in India, we have a joint venture, on the medicine cabinet in the US, and we have OTC in Germany and the UK. Global scale and reach will strengthen our position in mature markets, benefit from high growth in emerging markets, and increase our efficiency.

3.	Need to Understand the Consumer

Consumer insight is becoming increasingly important in all our businesses. I am proud to say that VNU is the worldwide leader in consumer panels and we will use our panel information and our custom research business to speed up IMS’s business in general, but especially in the Far East, with our custom research outfit. It takes time to build trust, and over the past two years of working together, we have built that trust step by step. Now, we feel we are ready to take our relationship to the next level.

Analyst and Investor Presentation	VNU/IMS

III.	Creating Shareholder Value

I have told you why this deal makes sense strategically. Let me focus on the deal from a shareholder perspective. For VNU, this deal adds a high-growth, high-margin business; speeds up building our advisory services model; creates significant cost and revenue synergies; strengthens our leadership team; and it is accretive to CEPS. For IMS, the deal broadens its capabilities and offerings; expands consulting and services; facilitates expansion into new healthcare segments; provides global scale benefits in key activities and processes; and recognises immediate and long-term value.

IV.	Transformation of VNU

Over the past year, VNU has transformed itself step by step, joining with Nielsen Media Research, you remember, in 1999; ACNielsen in early 2001; and now, four and a half years later, we announce we will join with IMS Health to combine our companies. After these moves, we are now a uniquely focused company with the right businesses to propel us forward in the years to come. With this merger we are adding a very important growing and highly profitable marketing information business, one which has similar processes, global position, vision, and commitment to client service. Importantly, we are managing the management team.

V.	Merged Management Team

David Carlucci, currently CEO of IMS, will become Deputy CEO and COO. David brings an outstanding track record to his job. He has accelerated the growth at IMS and created a very, very strong consulting and services business, which has transformed IMS. In addition, he spent 26 years at IBM running an integrated and complex business. Rob Ruijter will continue to serve as CFO of the company. For the last nine months in which I have worked with him, I have appreciated his previous experience as CFO in a very cost-focused industry. Nancy Cooper, who is still the CFO at IMS, has great experience in the IT industry and has served as CFO in several companies. She will take on the role of CTO (chief transformation officer), responsible for the integration of our companies, as well as IT and business development. You will hear from each of these leaders that we share one view and we are going to execute all the synergies we are going to bring to the table. We are clear on our objective and we will make this thing successful.

Our supervisory board will consist of six members from VNU and four from IMS. It is a more international board, better reflecting our business. I am especially pleased that the current Chairman of IMS, David Thomas, will be Vice Chairman. He will be helpful in bringing the two companies together.

Analyst and Investor Presentation	VNU/IMS

Innovation and Execution

David R Carlucci
Chief Executive Officer and President, IMS Health

I.	Preamble

Good morning, everyone. Speaking on behalf of IMS, we are delighted to join Rob and the VNU team. Our companies know each other well. In fact, we have worked together successfully in markets around the world and we are excited about what we can accomplish as one single, focused enterprise. This combination offers real opportunity, not only for our shareholders, but for our customers and employees around the world. We will focus on innovation and execution to deliver new high-value products and services to our clients and to deliver strong performance to our shareholders. Together, we create a global leader in market intelligence.

II.	Global Leader in Market Intelligence

As Rob mentioned, we have market leadership in three key global industries: consumer packaged goods, media and entertainment, and healthcare, with assets that can be leveraged across each of them. As you know, Marketing Information, which includes ACNielsen, is the global leader in fast-moving consumer goods and the authority on consumer behaviour and attitudes. Media Measurement and Information, which includes Nielsen Media Research, is the global leader in media audience measurement. IMS is the recognised leader in market intelligence in the pharmaceutical and healthcare industries. In effect, we are combining the number-one company in CPG market intelligence, the number-one company in media and entertainment market intelligence, and the number-one company in pharmaceutical market intelligence.

In addition to these three market-leading verticals, we also have our Business Information group. Business Information (BI) is one of the largest providers of business-to-business information and trade shows. BI publishes leading industry publications, such as Billboard, Hollywood Reporter, and other leading titles.

III.	Global Capability

When you compare the line-up with other multi-industry information companies, the contrast is clear. We serve stronger industries, our capabilities will create new opportunities, and we are much more advanced in capitalising on our consulting and services model to drive growth. We will offer our clients this broad capability worldwide in all of these verticals. No other company can provide the range of products, services, and solutions that we can. Just as important, we share a customer-first culture, common business processes, and a shared vision for the future. I think this lays the groundwork for a very smooth transition.

Our clients, 12,000 strong in growing industries in 110 countries, trust VNU and IMS to help them solve their most critical business issues. Together, we serve virtually every major consumer product, pharmaceutical, and media company, which comprise most of the Fortune 500. Interestingly enough, in fast-moving consumer goods alone, five of the top 10 companies are

Analyst and Investor Presentation	VNU/IMS

pharmaceutical companies, and all of those 10 are customers of the combined company. We are finding more than ever that our clients, whether Unilever, Pfizer, or CBS, all have a common set of business requirements. They are turning to us to help them optimise their return on investment, they are assessing how to expand in the global marketplace, and they are responding to the growing importance of the consumer in all aspects of their business. They need us to help them understand their customers and their competitors.

Combined, VNU and IMS collect must-have information from more than one million sources around the world, information that plays a pivotal role in their strategic operating decisions. Collectively, we track more than four million products and handle more than 100 billion transactions per year. In the case of IMS, we track 95% of all sales transactions in the US, and 70% worldwide, collected from more than a quarter of a million collection points.

IV.	Overview of IMS

IMS is the world’s leading provider of market intelligence to the pharmaceutical and healthcare industries. We believe our new tagline – Intelligence Applied – reflects what we bring to our clients worldwide. We had a $1.6 billion-revenue year in 2004. Our products and services include portfolio optimisation capabilities, launch and brand management solutions, sales force effectiveness innovations, and managed care and consumer health offerings. Consulting and services solutions cut across all of these segments, further enhancing the value of our core offering. With our unique combination of rich data assets, analytics, and consulting and services expertise, we help our pharma customers make the right decisions to enhance their growth and profitability around the globe. We have a strong and growing customer base comprised of pharmaceutical, biotech, and generic drug companies. Today, literally every pharmaceutical company is a customer of IMS. We are truly a global company, with more than 6,000 employees in over 100 countries. Over 60% of our revenues are generated outside the US, and we are very strong in Europe and Asia Pacific.

V. IMS Strategy for Growth

     Similar to how VNU has transformed, we too have undergone a significant business transformation in recent years. We began the process four years ago, laying out a strategy to invest first in our fundamental strengths of data and analytics, and then to accelerate our growth through consulting and services and to expand into new markets and new audiences. In addition, we took 100 country affiliates and turned them into an integrated global company. We appointed global account managers and created a global customer delivery organisation to serve our global customers.

     That strategy served us well, and while our strategy has not changed, the market conditions continue to change. Clients today are demanding a better understanding of consumer behaviour and the impact consumers have on every aspect of their business. As healthcare becomes a larger part of the overall economy, it will touch more and more consumers, which is why today’s announcement is so important. We will stay ahead of the curve as opposed to playing catch-up.

Analyst and Investor Presentation	VNU/IMS

VI.	A Strong Global Franchise

1.	Leadership Position

We have a leadership position in our industry. We are the number-one provider of healthcare market intelligence. We have a very strong client base and have global scale and coverage.

2.	Financial Model

We have strong revenue growth, high free cash flows, outstanding return on invested capital, and strong EBITDA margins of 33%. For full-year 2004, we achieved double-digit growth in all the key metrics of our business: 14% reported revenue growth, 11% growth in adjusted net income, 17% adjusted EPS growth, and 22% growth in free cash flow. Our business has momentum. With VNU, we will deliver more value to our current customers and provide a platform for growth in new markets and new audiences. The team at IMS will be able to execute almost immediately on opportunities that would have taken us years to create on our own. Our joint ventures that Rob talked about and collaborations we have done together over the past two years really give us great confidence of the benefits of this merger.

3.	Broad Capabilities for Growth

The combined company has a broad set of global capabilities. In market information and analytics, they include consumer goods tracking, therapeutic class insights, customised research, and media measurement. In consulting and services, we have promotional effectiveness, launch management, and marketing mix optimisation. It is the unique marriage of these skills and assets that will provide a greatly enhanced set of insights to our customers. This is a perspective for our clients that only we can offer.

VII.	Combined Solutions: Examples

1.	Product Manager of an OTC Antihistamine

To demonstrate how we will go to market with a combined solution, let us start with an example of how the combined businesses can give a product manager greater insight on an OTC antihistamine in its market share performance and its promotional effectiveness. Currently, VNU has the capabilities, products, and services to measure market share, promotional spending, and consumer impressions. Increasingly, both OTC and prescription manufacturers need to understand the full view of these categories. The brand managers need to understand what is going on both in the front of store and in the back. With more products going from prescription to OTC and patients looking for a full range of options, the value of the complete view is increasing. What is important is the interplay between the two. If you are a product manager, you had better understand what is going on in the OTC side so you can better position your product. Now, we will be able to offer our clients that integrated view.

2.	Pharma Brand Executive

Today, patients are an increasing part of the equation when developing a brand and launch plan. They are better informed, even before they step into their doctor’s office, and they are required to

Analyst and Investor Presentation	VNU/IMS

pay an increasingly larger part of the cost out of their own pocket. That is why pharma companies must understand not only physicians’ views of the therapy class for the newly launched product, but also the patient’s perspective on their condition and treatment options. IMS brings capabilities around product positioning, forecasting, pricing and reimbursement strategies, physician targeting, promotion mix, and product uptake tracking. However, the real power is what we bring to our clients together, because together we can deliver an integrated view of the patient and the physician dynamics in successfully launching prescription products.

VIII.	A Compelling Combination

This transaction allows us to be the one company that can dramatically enhance value to clients through the power of the combination, expand our consulting and services capability, leverage the business processes that we have in common, and address new audiences in new markets with these new capabilities. As Rob discussed, we can then capitalise on these trends in the marketplace.

I am very pleased to be taking on this role as Deputy CEO and Chief Operating Officer of the combined enterprise. I look forward to the opportunity to work with Rob in leading the VNU team. VNU has many outstanding professionals, and I look forward to working with them. I am very confident we can deliver for clients, shareholders, and our 44,000 colleagues worldwide. The timing of this could not be better. The emerging and powerful trends in the marketplace underscore the value of what we can offer to clients, and we are very excited about the prospects for our combined company.

Now, let me introduce Nancy Cooper. In addition to her role as CFO at IMS, Nancy directs the integration of our acquisitions, oversees our HR teams, and has been deeply involved in the IMS transformation. Nancy will assume the role of CTO, identifying and implementing opportunities to leverage our common business processes across the combined company.

Integration and Synergies

Nancy Cooper
Senior Vice President and Chief Financial Officer, IMS Health

I.	A Disciplined Approach to Integration

Good morning, everyone. I am very pleased to be with you today. As CTO in the new company, I will have responsibility for corporate development, IT operations, and, more importantly, for developing and implementing global processes to improve our overall operating performance. As part of this last piece, I will lead all of our integration efforts.

We have taken a disciplined approach to integration because we believe there are process synergies across this organisation. Our collaboration over the last two years in several joint initiatives puts us in a unique position. We know one another well. We understand each other’s businesses and the opportunities this merger will create. There is a lot of work to realise our vision, but the core

Analyst and Investor Presentation	VNU/IMS

leadership is in place, we have a plan, and we are ready to move forward. In the next months, we will be working with our operating leadership to refine our plans, and functional and regional integration roles will be assigned. When this merger closes, all the major decisions on integration and synergies will have been made and we will be prepared to execute our plan decisively. With this focused approach, I am confident that we will capitalise on the synergies and achieve the revenue and cost synergies which I will outline for you.

II.	Integrating the Businesses

1.	Data Assets

A global process focus is important because our two businesses have a tremendous amount in common. This merger is about capitalising on the common elements. We are both in the information business, which means that our end-to-end processes start with negotiating supply access with data providers. We create unique intellectual property by combining statistical expertise with incredible amounts of data. In our production processes, we create unique combinations and relationships between these disparate data elements, which ultimately becomes valuable information for our clients.

2.	IT and Production

These businesses have required large investments in IT and we gain efficiencies by moving to common standards and architectures, taking advantage of our scale and experience.

3.	Acquisitions

Of course, we will be doing this while balancing our need for speed, flexibility, quality, and cost. Both companies have used their strong free cash flow to accelerate capabilities through acquisitions. In fact, at IMS we have acquired 26 companies over the last four years, many of which are in the consulting and services business, and we have developed a structured approach to integration. We have built a core competency in this area by applying focus and discipline in how we buy, integrate, and manage acquisitions. We will continue this focus in our combined company.

4.	Consulting and Services

We have developed common global metrics for consulting and services, which will be key to growing this part of the business. Our businesses are global, operating in over 100 countries and supporting customers who need to partner with global players. Of the top-ten consumer goods companies, half of them are pharmaceutical companies.

5.	Client Coverage

Our deep client relationships, combined with the fact that they have similar business challenges, create tremendous cross-selling opportunities for both companies.

Analyst and Investor Presentation	VNU/IMS

6.	Infrastructure

Although global businesses are quite complex, they provide ample opportunities for infrastructure efficiencies. We have seen that in IMS and have achieved good progress in the last few years, in just this area.

III.	Shared Processes and Tenets

1.	Data Can Be Used across Businesses

We are therefore in a strong position to leverage our experience and successes through this integration process. Now is a very good time to merge these two companies and accelerate the progress. Given the similarities across the businesses, we have already identified six processes which we need to take to a common global level. There are also some major tenets we believe the combined businesses have. It is very evident that our data assets can be used across all our businesses. Our combined assets and talents will bring new value to our customers, which we would not have been able to do separately.

2.	Consulting Adds to Value Proposition

Consulting and services is a business that can drive profit growth. We have found that consulting and services can significantly increase the value proposition of the underlying data assets, and consulting and services capabilities make customers value a greater frequency of information. In fact, we have seen many client engagements where a services-led project led to incremental data subscriptions. We therefore see plenty of opportunities to leverage common consulting methodologies across customers, products, and regions. Finally, as we move to common global processes for functions like IT, HR, finance, and CRM, we can achieve efficiencies because of our scale.

IV.	An Illustration

Let me walk through a few tangible examples so you can see how we think about integration and leverage. The combination of data assets across the businesses will create new, insightful market information. Dave walked you through a few of these examples which illustrate how we can use our combined data assets across the different businesses. From this slide, you can see we have many more product opportunities in this area. From now until the close, we will be working through production and marketing plans to execute these offerings.

We can also leverage our consulting and services processes. Dave also showed you why deeper insights are even more critical as our customers face increasing pressure to improve their marketing effectiveness in a marketplace that is getting increasingly complex. We have found that to grow consulting and services profitably, they need scale and a systematic approach to replicating similar engagements. Global methodologies can be executed at a local level on a repeatable basis for customers crossing many industries. On the cost side, as you move towards common global processes, there are clear opportunities for efficiency gains.

Analyst and Investor Presentation	VNU/IMS

V.	Synergy Overview

We have made a lot of progress; however, I do not believe we have fully explored 100% of the opportunity. This, no doubt, will be an ongoing process. We see a range of synergy opportunities. At this point, we are committed to €110 million EBITDA by 2008, which is an annualised savings. However, over time there is the potential to get this to €110-145 million. Specifically, over the next three years we have identified revenue synergies of €125-210 million, with an average profit margin on this revenue of approximately 20%.

We have already identified cost synergies in our regional and corporate structures, in addition to IT and production, of €85-105 million. We realise that investment is required to achieve these synergies, and we expect the payback for this investment to be just under a year and a half.

VI.	Summary

We will leverage data assets across the businesses to drive value and growth. We are building a vibrant consulting and services business with the right metrics for profitability. We will leverage global methodologies to allow us to replicate specific practice area success again and again from multiple customer engagements, potentially across industries. Both companies realise the importance of having global breadth and recognise the opportunities presented by our unique scale and talent. We have made good progress in identifying these opportunities thus far, and I look forward to accelerating that performance going forward. Rob, Dave, Rob and I, and our teams, have worked closely together to identify these synergies and lay out our execution plans.

Financial Summary

Rob Ruijter
Chief Financial Officer, VNU

I.	Consistent with Criteria

Good afternoon. Earlier in the year we outlined specific criteria that we would use for redeploying the proceeds from the divestiture of World Directories and for expanding VNU. We have evaluated many opportunities, but we did not act until we found something that matched each of our strategic and financial criteria. This merger with IMS does meet those criteria.

Strategically, it propels us to be a leader in market intelligence, reinforcing our portfolio of market-leading, high-growth, high-margin business. Following this transaction, we will create a non-cyclical company focused on high growth. Financially, it is accretive to cash earnings per share in year one and will have a return on capital greater than our WACC within a three- to five-year period, as we had indicated. It is value creating for our shareholders, even under conservative financial assumptions, and keeps us conservatively capitalised.

Analyst and Investor Presentation	VNU/IMS

II.	Geographic and Business Mix

On the basis of the 2004 reported numbers, the combined company will have a well-balanced and attractive geographic and business mix. The Americas will contribute just over half of the total combined revenue of approximately €4.7 billion, with good exposure not only to Europe, but rapidly growing markets in Asia Pacific, as well. In terms of EBITDA contribution by business, IMS will contribute approximately 40%; Marketing Information and Media Measurement and Information each about 25%; and Business Information almost 10% of EBITDA. The combined company will have a very strong EBITDA margin of approximately 23%.

III.	Transaction Value and Implied Multiples

We believe we are offering a fair price to IMS shareholders and are proposing a fair deal for VNU shareholders. Based on shares fully dilutive for options outstanding, the equity value of the offer is €5.5 billion, or $6.6 billion. Including net debt and minority interest, the total transaction value is €5.8 billion, or almost $7 billion. On a transaction multiple basis, this translates into 12-12.5 times expected 2005 EBITDA before synergies, and approximately 21 times 2005 earnings before synergies, which is just slightly more than where VNU trades. We believe these multiples, even without factoring the large combination benefits, are quite reasonable given the quality of the IMS business. When you factor in the substantial synergies that we expect from the combination, it is even more compelling for both sets of shareholders.

IV.	Financing Plan and Capital Structure Implications

On the basis of the fixed exchange ratio, approximately 60% of the consideration will be in VNU stock and the remaining 40% will be in cash. As a result, approximately 136 million new VNU shares will be issued and €2.1 billion ($2.5 billion) will be paid in cash to IMS shareholders. Including refinancing of IMS’s expected 2005 year-end debt and including estimated fees and expenses related to this transaction, incremental cash flow of up to €500 million will be required. That cash need will come from utilisation of the remaining proceeds of the divestiture of World Directories, as well as a fully-committed bridge facility of €2.5 billion, which has been provided by ABN Amro, CSFB, and Deutsche Bank, in addition to the existing facilities that are already in place at VNU. As a result of this transaction, based on expected VNU Dutch GAAP net debt at the end of 2005 of approximately €600 million, net debt at closing is expected to be €3.3 billion, and the pro forma leverage is expected to be approximately 2.8 times EBITDA, which is well within the limits we have set ourselves. Pro forma EBITDA to net interest expense will remain within the range we had indicated before in clearly comparable parameters for under IFRS are being prepared.

We also intend to start a stock repurchase programme of up to €500 million, all the while targeting to maintain a net debt to EBITDA ratio of below three times on an ongoing basis. The company also intends to maintain an attractive progressive dividend policy on a payout ratio related to the free cash flow of the company, which will be consistent with VNU’s existing payout ratios. The combined company will have shares traded on the Euronext Amsterdam, where VNU currently trades, and we will have a fully sponsored ADR programme, providing liquidity on both sides of the Atlantic. Reporting will be under IFRS with reconciliation to US GAAP. The combined company will be domiciled in the Netherlands with its corporate headquarters in New York, and it will have operations in over 110 counties and an internationally balanced management team.

Analyst and Investor Presentation	VNU/IMS

V.	Summary of Financial Combination Benefits

We spent a significant amount of time together establishing the combination benefits from this transaction and we have projected these in a conservative fashion, but in those areas where we have done it, in significant detail to the extent possible within the confidentiality of the transaction and in a bottom-up process, as well. As a management team, we truly believe that one plus one equals more than two in this combination. We expect to achieve €125 million in new net annual revenue by 2008, with an EBITDA margin of approximately 20%. We are also confident of achieving cost synergies of €85 million yearly by 2008, with perhaps €25-30 million of that realised in the first year. The combined company will also have a very attractive tax profile. We expect the pro forma effective tax rate to be in the mid-20s; in fact, in the first two years it will be somewhat lower as a result of some of the structuring we will do. We will take a cost of approximately €150 million in 2006 and 2007 in connection with merging the operations. Those costs are somewhat biased towards the first year, with a limited amount of that – approximately €25-30 million – being spent on capital expenditure.

VI. Estimated Timeline

     Over the next few months, we intend to file the F-4 merger proxy with the SEC towards the end of September, and in October or November we will file the offering documents with the AFM, which will be somewhat later because IMS will have to convert to IFRS. During that period, we will go through the SEC and AFM reviews, as well as the US, EU, and other regulatory reviews and approvals that are required. We then expect the VNU and IMS shareholders to vote on the transaction in early 2006, with the closing and listing in New York following immediately after.

Questions and Answers

Rob van den Bergh

It is almost not necessary to summarise; all our stories are very focused and give real direction. I would like to open the floor to questions.

Tom Singlehurst, Citigroup Smith Barney

I have a question for David on IMS, to give some background. Firstly, what percentage of IMS revenues is from syndicated business and what percentage is from customised services?

Secondly, on margins, I noticed they have come down over the last few years. To what extent is that driven by the change in business mix? Also, within that, has there been any effect on IMS from cost control within pharma companies? That is something you see within the agencies.

My final question is a logistical one with respect to the whole process and particularly the shareholder vote. What percentage of shareholders do you need to approve this? To put it another way, what would constitute a blocking minority in either shareholder vote? Linked to that, to what extent could there be sweeteners for IMS shareholders, given the premium is not that high?

Analyst and Investor Presentation	VNU/IMS

David Carlucci

I will start with the first question about syndicated versus customised offerings. Our syndicated data assets represent approximately 88% of our business. Our Consulting and Services business is about 12% but has been growing quite rapidly over the past three years. It grew 50% last year to $181 million. Roughly 60% of our business is under contract as we enter the year.

In terms of the pharma companies’ cost control impact on our business, we have actually seen an acceleration of our business as we have expanded our offerings and our relevance to a broader set of audiences within pharma. We originally served a $2 billion opportunity as an information company to market research and sales operations. We expanded that view to a $4-5 billion opportunity as we moved into launch management and brand management, serving the marketing audience. We also added the scope of a Consulting and Services business to that opportunity mix.

On margins, we have had a margin decline of around 600 basis points in the last three years. Roughly half of this is related to our business in Japan, where we suffered a data interruption on a relationship equation with our data suppliers that got out of balance. Essentially, we were not paying for data in Japan. We have renegotiated all of those contracts and we re-launched offerings in Japan in the second quarter of this year. We expect to have double-digit revenue growth in the second half and return to profit growth next year. I say profit growth, because Japan is a profitable market for us today.

The remainder of the 300 basis points is our investment in new data assets. We spend about $275 million per annum on data, the development of new tools and analytics to support those assets, and building our Consulting and Services business. Our Consulting and Services business has a margin degradation of only one or two points off of our Data and Analytics business.

In response to your question on cost control in pharma, we have seen an acceleration of our business from the cost control environment. This is mainly because pharma companies spend less than 1% of their SG&A on IMS goods and services. We like to think of that 1% as adding productivity improvement to the other 99%.

Rob van den Bergh

On the shareholder vote, a simple majority is sufficient. There are no special rules surrounding the shareholder vote and no sweetening of the deal. It is a fixed ratio determined on the basis of closing prices as at last Friday. There are no changes in that.

Edward Hill-Wood, Morgan Stanley

I have three questions. Firstly, on your calculation for your return on invested capital (ROIC) exceeding your WACC within three-to-five years, is that three or five years? Also, what are the assumptions behind that? What tax rate are you using for that calculation? Are you using €110 million of revenue synergies? What are the funding requirements on that debt? Is the assumption that you will use €1 billion of cash at 2% interest?

Rob Ruijter

You can do the sums yourself, in many ways. The tax rate we use is the one I mentioned in the presentation. It is somewhat lower for the first two years because we will do some restructuring

Analyst and Investor Presentation	VNU/IMS

during that period, and then it will be just above the mid-20s. Clearly, that is subject to further tax planning. The synergies, as we have discussed, are worked into that figure, as explained in the footnotes to the presentation. With all of that, and using our WACC, we come to a return within the period in three-to-five years – in year four, rather than year three.

Edward Hill-Wood

My second question relates to the proposed buyback. I was a bit unclear as to the timing of that buyback. Does the withholding tax issue, which you outlined at the investor day, still stand? If so, does that mean you will be focusing that buyback on the ADRs that will be issued? Will that be used as a way to ‘mop up’ flowback from the deal?

Rob Ruijter

First of all, I would emphasis that VNU already has a significant US investor base, close to 30%. Recent roadshows have demonstrated an increasing interest in our company on the other side of the Atlantic. We believe that listing in the US will make it easier for those potential investors to invest in our stock. IMS also has a very strong shareholder base in the US. Again, we are addressing that shareholder base and doing what we can to convince them of the compelling story we are telling to you today. Despite that, there will inevitably be some flowback as a result of some technical trading. That is why we felt a buyback programme was appropriate, to help manage that flowback situation. It may sound silly to issue shares and then initiate a buyback programme, but that is the reason. It is not specifically geared towards ADRs; it will be a general buyback programme.

We have made good progress on the withholding tax issue. There is a structure by which it is possible, but quite frankly I hope that this structure will no longer need to be in place following a change in the tax laws that will accommodate share buybacks for Dutch companies, as it does for companies from other countries.

Edward Hill-Wood

Finally, at the investor day you outlined some initial thoughts around potential cost restructuring, particularly in the IMS business in Europe. On the call this morning, I was not certain as to whether you plan to proceed with those ahead of this merger or whether that will be put on the backburner.

Rob Ruijter

I have two or three remarks on that. Firstly, we are continuing with Atlas and all projects that had already been announced. Those projects will be delivered as indicated previously. We are looking at a number of cost-saving opportunities within the company. To the extent there is still low-hanging fruit, we will continue to reap that. We will not wait for this transaction to close before doing that. Nevertheless, this transaction will be a catalyst for change. The focus on the three businesses which David Carlucci will bring and the integration activities that Nancy and I will focus on will be a catalyst for change in the company. If anything, it will accelerate the delivery of cost savings and create a lot of momentum in the company.

Analyst and Investor Presentation	VNU/IMS

Paul Goodman[?], ABN Amro

My first question is for David. Could you give us a broad sense of your market shares in your various markets?

David Carlucci

I have already defined our market opportunity as $4-5 billion. There is an inherent range to begin with. We think our market share is $1.6 billion of that $4-5 billion. You can do the math following from there.

Paul Goodman

I have a second question for Rob Ruijter. Could you clarify the accounting treatment of this restructuring spend? Will it go through the P&L or will it be capitalised at the outset of the deal?

Rob Ruijter

€150 million from the synergies will be expensed as we go. As I am sure you are aware, under IFRS it is increasingly difficult to have restructuring charges. We may label it as such but it will be absorbed in the P&L, except for the €25-30 million that will be capital expenditure. The IT cost savings will partly come from integrating a number of data centres. The bulk of the €25-30 million is the capital cost associated with that integration. The remainder will be in other costs and will be absorbed in the P&L. As we go forward, we will inform you of any extra costs we are incurring in order to realise the cost synergies.

Paul Goodman

Does that mean it will be included in your benchmark earnings measure and will depress reporting earnings? Or will it be an exceptional?

Rob Ruijter

Under IFRS, we can no longer report it in exceptional. We will talk about it, but it will be part of EBITDA.

Paul Goodman

I have a final question for Rob van den Bergh. You have overseen a wholesale change in VNU’s asset base for the last five or six years. Is this the end of the process? You have four legs; do you covet a fifth? Is your fourth leg, Business Information, core to the business? Is the process finished?

Rob van den Bergh

This was a really great opportunity to transform the business. If you are asking me whether we will continue with Business Information, the answer is that we will. Business Information is a strong cash flow business and is doing very well. We have very unique trade show positions in the US, we are strong in Europe and we are building positions in Asia. There is no doubt that we will continue

Analyst and Investor Presentation	VNU/IMS

with that. I can also reassure you there will not be a fifth leg. We are very busy with what we are telling you now. David already has some thoughts about Business Information as well. David, would you like to add some colour to that?

David Carlucci

The synergy work we have done to date has focused on the three verticals, but IMS does have a publishing business. Business Information has publishing assets, so we would like to look at potential synergies there. Also, we think their tradeshow capability and meeting management capability may have applicability in the area of continuing medical education. We have not entered that space because we did not have any core competencies in that area, but we would like to explore that with the Business Information business.

John Kreger, William Blair

I have a question for David or Nancy. You spoke at a few points in your presentations about new segments and new capabilities that IMS would be able to offer as a result of the combination which would have taken years to build independently. Can you please expand on that and give us some examples?

David Carlucci

We have a list of about 20 items that we think are relevant in terms of sharing data and tools and in the consulting and advisory services capabilities of the two companies. As you know, we are doing joint work in three areas today: our ORG joint venture in India, in Japan and in our medicine cabinet offering in the US, which combines prescription and OTC to give a complete therapeutic-class view. The other eight items which comprise the €150 million revenue synergy opportunity include things like combining the Homescan panel out of ACNielsen with our prescription assets to give a broader view of consumer and patient behaviour via those panels. There is also a big opportunity for promo evaluation, with doctor promos being evaluated through the MI primary research capability. They have a custom research business that could help us a lot in that space. They also have a very, very strong business in launch forecasting with a unique set of methodologies and tools that could augment our current forecasting practice. There are several examples where we can take the rich consumer data assets and some of the tools and capability in the consumer goods space and add that to our prescription offerings. In terms of direct-to-consumer measurement, Nielsen Media Research has a wealth of capability that we could apply to that analysis.

We have done a fair amount of work on this. As Rob said earlier, we have been working together for a couple of years. There is no question that the combination of these two companies will allow us to dramatically improve the pace of bringing those assets together.

John Krieger

I have a quick follow-up question. I thought you did some form of OTC tracking already. Can you contrast what IMS did before with what you would be able to do as a combined company?

Analyst and Investor Presentation	VNU/IMS

David Carlucci

We do, but primarily in our European business. We do not have an OTC business to speak of in the US or in the Pacific Rim. It is primarily in Europe and there is some overlap in that arena.

Steve Unger, Bear Stearns

It seems that the strategic rationale behind this is tying the prescription data with consumer advertising, as that has been the largest growth area in promotional spending by the pharmaceutical industry. Could you give us a sense as to what IMS is doing to evaluate the effectiveness of promotional campaigns for direct-to-consumer? What do you envisage that business being for the combined entity?

David Carlucci

We have a sizable practice in promotional mix management and review. It is very important to brand managers in terms of sizing whether they would choose to add sales reps for more detailing, add more sampling, or add other promotional types of spend in addition to direct-to-consumer in the US. We are building that practice, but it is not anywhere near the scale of adding the kinds of assets that exist in NMR and ACNielsen. We think that we can accelerate it in that arena.

There is a fair amount of applying the learnings we have had in our Consulting and Services business, which is slightly different from the Advisory Services business of VNU, in terms of how we can build out those practice areas and capabilities across the three verticals. There are areas in which we can share common methodologies and drive the business across a standard set of utilisation metrics to really add value to the existing data assets in all three of those verticals. We have identified some of the very obvious things from our perspective that we can do for immediate customer return. As far as business synergy is concerned, appending a strong Consulting and Services set of capabilities across all three verticals has significant upside opportunity.

Steve Unger

Am I right in thinking that over the long term the biggest strategic rationale for this combination is bringing the consumer into the equation, which you were not able to do before?

David Carlucci

I will let Rob comment on that, but I would say that many pieces have changed in the marketplace. The consumer focus is one; the need to have global breadth is another. We have seen industry standards around technology change over the last 10 years to make it much more interesting in terms of how you can leverage IT across these businesses. Our customer delivery processes, from gathering data in its raw form to creating valuable information and then giving it to a client, are very similar business processes. We think there are a lot of efficiencies to be gained there and many advantages in terms of quality and flexibility that we can add.

Rob van den Bergh

I have nothing to add.

Analyst and Investor Presentation	VNU/IMS

Participant 1

When will the new shares start to pay a dividend? Is that related to how long the transaction will take?

Rob van den Bergh

The new shares will not start trading until after the transaction closes. Given that is scheduled for early 2006, the first dividend of the combined company would be the interim dividend with the half-year numbers, at the middle of 2006.

Participant 2

I have a couple of questions. Firstly, all of these businesses have been together before as part of Dun & Bradstreet. In fact, they had Gartner Group with them as well. I suppose we should check that you are not going to buy Gartner at some stage. What did the old management have wrong? Why was it right to split first ACNielsen and then NMR away from these businesses? Why was it right to do that then and why is it right to put these businesses back together now? When ACNielsen was first split, the then CEO said that 15 years previously there were economies of scope of scale, as most divisions were in the business of processing large volumes of data, which meant they needed huge investments in IT. However, the cost of computing has fallen and size is no longer an advantage. In fact, it can be a liability. What did they have wrong and what do you have right?

Rob van den Bergh

Thank you for the question. It is not a totally unexpected question. I will say a few words about it. Firstly, what we have described in this presentation, including the synergies outlined by David and Nancy, illustrate three trends that did not exist 15 years ago: globalisation, consumerism and value-added advisory services. These did not even exist 10 years ago. These three trends were important drivers in starting to work together two years ago and, based on the successes we have had over the past two years, in putting the businesses together. Times have changed.

There are also some other important differences. The old Dun & Bradstreet had Moody’s, Marketing Information, Gartner and all kinds of things. They were an information services conglomerate. This company has a very, very focused approach to what we do. We are the leader in marketing intelligence and we work in media, CPG and pharma. All of those assets can work together in some aspects, as we have described. Others do not work together because they have to serve the client.

The management philosophy is totally different. The composition of the board is completely different. David Carlucci will run the three legs. He is responsible for the integration, with Nancy focusing on the big projects and running IT and corporate development. Rob will be running finance and keeping a sharp eye on the three of us. We have not underestimated what is involved in getting the synergies, but I think this is essentially the answer. I cannot add much more than that. David has given insight into our detailed look at the synergies.

Analyst and Investor Presentation	VNU/IMS

Participant 2

Following on from that, what are you going to do? You have effectively handed over management of three parts of the business and Market Research is essentially over. I guess that leaves you with a lot of time to do strategy. Does this acquisition allow you to bolt on more industry verticals that can use those same back office and consulting processes?

Rob van den Bergh

I am grateful that you are worried about me. I do take your question seriously. In the past there were many critics – not all unjustified – that I combined a lot of jobs. I was very involved in running Marketing Information and was very hands-on in a few other things. With the current size of the company, it is so big that the right structure for the company is a four-member executive board. I can only dream that it gives me more time to enjoy life than I have at the moment.

Participant 2

I also have a question for Nancy and David. Why are you selling IMS now? It does not seem to be much of a premium. How will you be rewarded in the new business? Are you rewarded for your business having been taken over? Can you talk about how you see your future?

David Carlucci

We never looked at this as selling IMS. We have truly looked at this as a merger, mainly based on the opportunities that we think we can build with the exciting connection of these three very powerful businesses. With regard to the value to our shareholders, the 40% cash component gives an immediate return to our shareholders and the 60% or so in shares of VNU allow our shareholders to share in this growth, in this vision that we believe we can accomplish. We see this as a very exciting opportunity to create a very powerful market intelligence company on a global scale. I think we have built that fact base for you. We very much believe that we can deliver that as a team of four, parsing up the heavy lifting that has to be done to achieve those synergies.

As you saw in Nancy’s presentation, there is nothing easy about process work, about getting a common process view and common platforms on which to deliver those kinds of efficiencies. We think the combination of rich data assets with Consulting and Services is a powerful statement. Our clients have voted with their wallets on the value they see from that. We think that is a model that can work across those three businesses.

Participant 2

[Inaudible] extracting the last dollar. The argument goes the other way as well. You are saying the synergies are difficult to realise, but do you really think you have extracted the full amount for IMS shareholders? It is a small premium and, as you say, the process is difficult. In theory, on the cash component, if you really think the VNU/IMS combination is fantastic then you should be taking all VNU shares and no cash, in a sense, because of the tremendous rewards to come. I do not quite see how you have reached this price.

Analyst and Investor Presentation	VNU/IMS

David Carlucci

It is a 16% premium for the last 30 days. Over 12 months it is 19%. It is quite a bit higher than our highest price in the last three years. Also, we needed to make sure this worked for both sides. We think this construct works for both sides to allow us get the growth potential and return for both sets of shareholders.

Rob van den Bergh

From our point of view, we paid too much. Next question, please.

Participant 3

Rob, can we still expect an announcement in August regarding the cost savings? I know you covered it earlier, but I could not quite understand whether we would actually get a cost savings figure that VNU would be trying to achieve on its own.

Also, out of interest, what sort of comparison has VNU done in comparing the benefits of this transaction versus using the cash to buy back its own stock?

Rob Ruijter

Some of the cost savings we had intended over a longer time horizon will be blended into this total transaction, but there were also a number of processes already underway. I said a couple of weeks ago that I hoped to be in a position to explain more about that in August – and I still do. That is still in the cards.

Your second question has more to do with the strategic considerations that we have been discussing today, as well as the significant synergies we think we can achieve in this transaction. We felt it was a unique opportunity for VNU and IMS to bring the two companies together and a much more compelling proposition than returning cash to shareholders. That is what has driven us in that respect.

Mark Prajet[?], Deutsche Bank

I have a question for David and Nancy. You talked about trying to expand the consulting model further into ACNielsen and Nielsen Media Research. Nancy talked about the consulting business only being profitable once you have global scale and standardised procedures. Does that mean you expect that to be a margin constraint on ACNielsen and Nielsen Media Research over the next few years, as you build those businesses?

Nancy Cooper

Firstly, the IMS consulting business was nearly $200 million last year. In a consulting business, it does help to add scale. Our $188 million of consulting made a very nice margin. It is slightly smaller than our data business, but not demonstrably smaller. The Consulting and Services business basically increases the value of the data business because instead of just giving clients information, you are explaining what the information is saying and what they should do with the information. All of a sudden, you have changed the value proposition with the customer.

Analyst and Investor Presentation	VNU/IMS

The second thing that Consulting and Services has done for IMS is that we are accessing many more new audiences. Access into new audiences is greatly facilitated by a consulting team with a Rolodex of names throughout your customer organisation.

You have to consider that consulting drives more profit dollars at a nice margin. It also increases the value of your data business. The two are very complementary. You get more profit dollars and you get your data in many more places. That is our thought process.

Mark Prajet

I have a couple of follow-up questions for Rob Ruijter. The contingent liabilities in IMS are about eight pages in the Annual Report and add up to approximately $600 million. I appreciate that some of those are fairly remote potential tax liabilities. Rob, when you did the math on this, how much have you added to the EV for what that potential $600 million might settle out at? As you have modelled IMS going forward, have you assumed that the pre-synergy margins will be maintained, contract or grow in that business?

Nancy Cooper

Since I have lived with all of these tax liabilities, it might be useful if I talk about them. There are numerous pages in our 10K. Many of them relate to the suit with IRI, where we are jointly responsible. The theoretical potential liability is very large, but that suit has been thrown out.

Mark Prajet

I was referring to the other things, such as the CGF spin-off and various other things which I reckon come to around $600 million in total.

Nancy Cooper

We are very comfortable that we do not have a tax liability on things like that. When we did the CTS spin-off we had a very good legal position and we feel very comfortable with that. However, in this era of tremendous transparency for our investors, we will call out everything we know so that you can be aware of it. One thing that you should be aware of, and we have told everyone about this for a long time, is that we have some legacy Dun & Bradstreet tax liabilities that could amount to $100 million this year. Negotiations with the IRS are ongoing. Those are the ones you should be considering and we have factored those into the cash outlook we gave.

Rob Ruijter

We have gone through full due diligence and the result of that exercise was announced today. I would like to leave it at that. I am not going to give margin guidance.

[Geoffrey Crowe?], BNP Paribas

I have a quick question on the financial structure of the future business. Can you elaborate on how you see your debt structure evolving going forward?

Analyst and Investor Presentation	VNU/IMS

Rob Ruijter

We have the €2.5 billion only as a bridging facility. With regard to the financing, we will make use of our medium-term note programme. We will do a couple of bonds, ensuring they fit nicely with our current maturity profile. We may also consider some form of hybrid structure, depending on market conditions next year. At the same time, we are in a business that throws off quite a bit of cash. The first challenge is to get the transaction done. In 2006, I will start to consider in a bit more detail how we will refinance that amount of money.

Participant 4

You mentioned the ROIC in excess of WACC. What is the WACC you use in the calculation?

Rob Ruijter

As we have indicated, we are using a WACC of 8-8.25%, which seems to be consistent with what the market assigns to us. I should emphasise that the return is based on the reported synergies, which are quite conservative. We fully expect to see an enhancement of those synergies. In fact, Nancy has already given some ranges beyond that, but that is not in the calculation at the moment.

Christopher McFadden, Goldman Sachs

You have set a timeline for closing the transaction as late as end of calendar Q1 2006. Could you outline some of the specific regulatory hurdles that will need to be overcome in the markets in which you operate? Also, could you address any separation charges or lockup fees associated with the merger agreement? Thank you.

Rob Ruijter

I will take you through the timeline in a bit more detail. The first thing we will work on is the filing with the SEC, which will take the form of an F4 filing. We intend to be ready with that at the end of September. The SEC typically takes between three and five months to review these filings. There may be discussions going back and forth, but that is a three- to five-month review period. For the AFM, the authorities in the Netherlands, the filing will be somewhat later because IMS needs to convert to IFRS. It is a shorter review period, usually around four to six weeks.

In addition, we would hope to clear antitrust issues with EU and US authorities in a Phase I process that takes about three-to-four months. If we go into a Phase II process in the EU, it could easily add six months to the process. On the basis of our current thinking, we do not believe there will be any major issues and we are hopeful that we can conclude all of that in a Phase I. However, it will not be clear until we begin the process.

The separation charge is about 2% of the transaction. Either side has a separation charge, if that were to happen, of €125 million.

Rob van den Bergh

We will take a last question.

Analyst and Investor Presentation	VNU/IMS

Participant 5

I have a quick question on EBITDA. At the close of the transaction, you have 2.8 times leverage based on the projected pro forma EBITDA. What is that pro forma for? Is it a combination of businesses? Does it account for any synergies? Is it based upon equity market research consensus?

Rob Ruijter

It is indeed based on the equity market research consensus, plus the synergies. They are clearly rough numbers that we are using there, based on the gearing of the new company and the performance. I think the important message is that we will commit to staying within the parameters that we have communicated previously. We wanted to illustrate that, albeit on the basis of difficult data – one is US GAAP and the other is Dutch GAAP. We will all have to convert to IFRS. It is somewhat confusing, but I think the most important thing is our commitment to staying within the three times EBITDA to debt level.

Rob van den Bergh

Thank you very much, ladies and gentlemen, for coming and for your questions. We will see you in August.

This Full Transcript was produced by Ubiqus Reporting (+44 (0) 207 269 0370)